SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35191A; File No. 812-15434

Goldman Sachs BDC, Inc., et al.

May 31, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.[1]

Applicants: Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, Phillip Street Middle Market Lending Fund LLC, Goldman Sachs Private Credit Corp., BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, GSBD Blocker VI LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC, MMLC Wine I, LLC, Goldman Sachs Private Middle Market Credit SPV LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC, PMMC Blocker III, LLC, PMMC Wine I, LLC, Goldman Sachs Private Middle Market Credit II

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[1] The Commission issued a notice of application on May 9, 2024, Release No. IC-35191 ("Notice"). Due to a clerical error, the Notice was published with the incorrect file number. Therefore, the Commission is publishing this corrected notice in the Federal Register.

SPV LLC, Goldman Sachs Private Middle Market Credit II SPV II LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V LLC, PMMC II Blocker VI, LLC, PMMC II Blocker VII, LLC, MMLC II Blocker I, LLC, MMLC II Blocker II, LLC, Phillip Street Middle Market Lending Investments LLC, Phillip Street Middle Market Lending Investment Holdings LLC, Goldman Sachs Asset Management, L.P., Senior Credit Fund (UCR) LLC, Senior Credit Fund (UCR) SPV LLC, Senior Credit (UWF) LLC, Senior Credit (UWF) SPV LLC, Insurance Private Credit I LLC, Insurance Private Credit II LLC, Senior Credit Fund (Series G) LP, Senior Credit Fund (Series G) Foreign Income Blocker LLC, Broad Street Loan Partners IV Offshore, SLP, Broad Street Loan Partners IV Offshore – Unlevered, SLP, Broad Street Loan Partners IV Offshore –Unlevered B, SLP, West Street Senior Credit Partners III, L.P., GS Mezzanine Partners VII, L.P., GS Mezzanine Partners VII Offshore, L.P., GS Mezzanine Partners VII Offshore Treaty, L.P., West Street Teno Partners, SLP, Broad Street Teno Partners, S.a r.l., West Street Generali Partners, SLP, West Street Generali Partners II, SLP, West Street Generali Partners II, S.a r.l., West Street PKA Partners, SLP, West Street PKA Partners, S.a r.l., West Street EP, L.P., West Street EP, S.a r.l., West Street GCPD Partners, L.P., West Street GCPD Partners, S.a r.l., Broad Street VG Partners, SLP, Broad Street VG Partners, S.a r.l., Broad Street Texas Partners, L.P., Broad Street Danish Credit Partners, L.P., West Street Private Credit Partners (A), LP, West Street Private Credit Partners (O), L.P., West Street Private Credit Partners (O) Investments, L.P., West Street Private Credit Partners (O) Holding Ltd, West Street Private Credit Partners (O), S.a r.l., West Street TFL Credit Partners, SLP, West Street NJ Private Credit Partners LP, West Street NJ Private Credit Partners Investments LLC, West Street NJ Private Credit Partners Investment Holdings LLC, West Street NJ Private Credit Partners S.a r.l., West Street Mezzanine Partners VIII Offshore Feeder, L.L.C., West Street Mezzanine

Partners VIII Offshore Feeder B, L.P., West Street Mezzanine Partners VIII Unlevered, SLP, West Street Mezzanine Partners VIII Unlevered II, SLP, West Street Mezzanine Partners VIII Unlevered III, SLP, West Street Mezzanine Partners VIII Treaty, SLP, West Street Mezzanine Partners VIII Europe, SLP, West Street Mezzanine Co-Investment Partners (C), L.P., West Street Mezzanine Co-Investment Partners (K), L.P., West Street Mezzanine Co-Investment Partners VIII Offshore (BIC), L.P., West Street Mezzanine Co-Investment Partners (N), L.P., WSMP Co-Investment Partners (BIC) Jersey Limited, WSMP Co-Investment Partners (BIC), S.a r.l., WSMP Co-Investment Partners (BIC), SLP, WSMP Co-Invest Partners (K), S.a r.l., West Street Mezzanine Co-Investment Partners Unlevered (A), SLP, WSMP VIII Investments A, SLP, WSMP VIII Investment Holdings A, L.P., WSMP VIII Investments B, LLC, WSMP VIII Investment Holdings B, L.P., WSMP VIII Investments C, SLP, WSMP VIII Investment Holdings C, L.P., WSMP VIII Investments D, LLC, WSMP VIII Investment Holdings D, L.P., WSMP VIII Investments E, SCSP, WSMP VIII Investments F, SCSP, WSMP VIII Investments H, SCSP, WSMP VIII Investments I, SCSP, WSMP VIII Investments J, LP, WSMP VIII Investments K, LP, WSMP VIII Investments L, SLP, WSMP VIII Investments M S.a r.l., WSMP VIII Investments N S.a r.l., WSMP VIII Investments O S.a r.l., WSMP VIII Investments P S.a r.l., WSMP VIII Investments Q, LLC, WSMP VIII Investments R, LLC, WSMP VIII Investments S, LLC, WSMP VIII Investments T, SLP, WSMP VIII Investments U, LP, WSMP VIII Investments V, SLP, WSMP VIII Offshore Investments, SLP, West Street Private Markets 2023, L.P., West Street Private Markets 2023 Offshore, SLP, West Street Credit Co-Investment Partners (I), L.P., West Street Loan Partners V, SLP, West Street Loan Partners V (B), SLP, West Street Loan Partners V—Unlevered, SLP, West Street Loan Partners V (GBP)—Unlevered (B), SLP, West Street Loan Partners V Europe, SLP, West Street Loan Partners V Offshore

Europe (USD), L.P., West Street Loan Partners V Offshore Europe (EUR), L.P., West Street Loan Partners V Europe (EUR)—Unlevered, SLP, West Street Loan Partners V Europe (EUR) – Unlevered II, SLP, West Street Credit Partners (ACA), SLP, West Street Asia Private Credit Partners (O), LP, West Street Asia Private Credit Partner (O) Hedge SPV L.P., West Street Asia Private Credit Partners (O) Pte. Ltd., West Street PKA Partners II, SLP, West Street Private Markets 2024, L.P., West Street Private Markets 2024 Offshore, L.P., West Street Private Markets 2024 Luxembourg, SLP, Broad Street Credit Holdings LLC, Goldman Sachs Specialty Lending Group, L.P., Goldman Sachs Bank USA, Broad Street Principal Investments, L.L.C., Special Situations Investing Group II, LLC, GS Fund Holdings L.L.C.

Filing Dates: The application was filed on February 6, 2023, and amended on June 16, 2023 and December 7, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on June 21, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.; 200 West Street, 15th Floor; New York, NY 10282; , with a copies to: Margery K. Neale, Esq.; Willkie Farr & Gallagher LLP; 787 Seventh Avenue; New York, NY 10019, Thomas J. Friedmann, Esq.; Dechert LLP; One International Place; 40th Floor; 100 Oliver Street; Boston, MA 02110; and Cynthia M. Krus, Esq.; Eversheds Sutherland (US) LLP; 700 Sixth Street, N.W.; Washington, D.C. 20001.

FOR FURTHER INFORMATION CONTACT: Adam S. Lovell, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated December 7, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.